

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

Via E-mail
Mr. Peter B. Delaney
Chief Executive Officer
OGE Energy Corp
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

Re: OGE Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 16, 2012
File No. 001-12579
Oklahoma Gas & Electric Company
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 16, 2012
File No. 001-01097

Dear Mr. Delaney:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>OGE Energy Corp. Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Financial Statements, page 84</u>

<u>Note 1. Summary of Significant Accounting Policies, page 91</u>

<u>Property, Plant and Equipment, page 95</u>

1. We note that you recognized gains from insurance proceeds during the fourth quarter of fiscal 2011 and the first quarter of fiscal 2012 related to a fire at one of your gas processing plants. Please tell us and consider disclosing in future filings your policies related to accounting for insurance recoveries. In particular, disclose when you recognize the recovery of recorded losses and when you record the anticipated recovery of amounts in excess of such losses.

<u>Note 8. Stock-Based Compensation, page 111</u>

2. In future filings, please disclose, as of your most recent balance sheet date, the aggregate intrinsic values for your Total Shareholder Return and Earnings Per Share Performance Units and your Restricted Stock awards which are expected to vest. Please refer to ASC 718-10-50-2(e).

<u>Note 16. Commitments and Contingencies, page 131</u>

3. We note your disclosure on page 135 that "Except as otherwise stated above, … management, after consultation with legal counsel, does not currently anticipate that liabilities arising out of these pending or threatened lawsuits, claims and contingencies will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows." Since you separately discuss your Price I and Price II natural gas measurement cases above this concluding sentence, this sentence does not appear to apply to those cases. Moreover, we note that your separate conclusion related to these Price I and Price II cases only addresses whether these cases are expected to have a material impact on your financial position and is silent as to the expected impact on your results of operations or cash flows. To clarify this matter, please revise your disclosure in your next Form 10-Q to clearly disclose whether you believe the outcome in the Price I and Price II cases will have a material impact on your results of operations and cash flows. If you believe a material loss is probable or reasonably possible, please disclose the reasonably possible loss or range of loss in excess of amounts accrued for these matters or state that such an estimate cannot be made. Please provide us with your proposed disclosure. Refer to ASC 450-20-50-1 through 50-6.

4. To the extent it is reasonably possible that you will incur losses in excess of recorded amounts related to your legal matters, please provide the applicable disclosures required by ASC 450-20-50. In particular, please revise future filings, beginning with your next

Form 10-Q, to disclose the amount or range of reasonably possible losses in excess of amounts accrued, disclose any such reasonably possible losses in addition to the amount accrued is not quantitatively material to the financial statements, or disclose that the amount or range of reasonably possible losses cannot be estimated. You may provide your disclosure on an aggregated basis. For those matters for which you cannot estimate a range of reasonably possible losses, please explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. Please include your proposed disclosures in your response.

<u>Oklahoma Gas & Electric Co. Form 10-K for Fiscal Year Ended December 31, 2011</u>

5. Where appropriate, please apply all comments above to the Form 10-K of Oklahoma Gas & Electric Co.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief